UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NINE ENERGY SERVICE, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38347	80-0759121
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

2001 Kirby Drive, Suite 200
Houston, Texas 77019	77019
(Address of principal executive offices)	(Zip code)

Anita Kerin

Assistant General Counsel

(281) 730-5100

(Name and telephone number, including area code, of the person to contact in connection with this report.)

 Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 - Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), Nine Energy Service, Inc. (“Nine” and, together with its subsidiaries as of December 31, 2025, the “Company,” “we,” “us” or “our”) has filed this Specialized Disclosure Report on Form SD (this “Form SD”) for the reporting period from January 1, 2025 to December 31, 2025.

Conflict Minerals Disclosure

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which specified minerals are necessary to the functionality or production of those products. The specified minerals (“3TG minerals”) are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The Rule 13p-1 reporting and public disclosure requirements apply to registrants whatever the geographic origin of the utilized 3TG minerals and whether or not the utilized 3TG minerals were sourced in a manner to fund armed conflict.

We are a leading completion services provider that targets unconventional oil and gas resource development across North American basins and abroad. We partner with our exploration and production customers to design and deploy downhole solutions and technology to prepare horizontal, multistage wells for production, and we offer a variety of completion applications and technologies to match customer needs across the broadest addressable completions market. Our comprehensive well solutions range from cementing the well at the initial stages of the completion, preparing the well for stimulation, isolating all the stages of an extended reach lateral, and the drilling out of isolation tools. To provide our services, we purchase a wide variety of raw materials, parts and components (the “Products”) that are manufactured and supplied for our operations from various suppliers.

We have conducted an analysis of the Products and found that, although the Company does not (i) directly purchase 3TG minerals from mines, smelters or refiners or (ii) make direct purchases of any 3TG minerals in the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (the “Covered Countries”), the Company did purchase certain Products that contain 3TG minerals that were necessary to the functionality or production of those Products. Therefore, Nine is subject to the reporting obligations of Rule 13p-1.

The Company is committed to a culture of compliance with the laws of each of the countries in which we operate. The Company is also committed to sourcing materials and components from companies that share our values and commitment to human rights, ethics and environmental responsibility. As part of this commitment, Nine has adopted a Conflict Minerals Position Statement, a copy of which is available on Nine’s website at https://investor.nineenergyservice.com/corporate-governance/governance-documents.

As stated above, the Company does not purchase raw ore or unrefined 3TG minerals directly from mines, smelters or refiners and makes no direct purchases of any 3TG minerals in the Covered Countries. The Company’s supply chain with respect to the Products is complex, with intermediaries and third parties in the supply chain between the manufacture of the Products containing 3TG and the original sources of such 3TG. The Company must therefore rely on its suppliers to provide information on the origin and chain of custody of the 3TG contained in the Products supplied to the Company, including, in some cases, the sources of 3TG that are supplied to the Company’s suppliers by their own suppliers.

To complete the reasonable country of origin inquiry (“RCOI”) required by the Rule 13p-1, we identified those suppliers from which the Company purchased Products that contain (or may contain) 3TG minerals (the “At-Risk Suppliers”). Next, we sent each At-Risk Supplier a communication that requested it provide information regarding the sourcing of its materials with the ultimate goal of identifying the 3TG minerals smelters or refiners (“SORs”) and associated mine countries of origin. At-Risk Suppliers who had already performed an RCOI through the use of the Responsible Minerals Initiative’s Conflict Minerals Reporting Template (“CMRT”) were asked to upload this document or provide this information. The CMRT requires a supplier to make representations regarding (i) the country of origin for the 3TG mineral contained in the Products the supplier provided to the Company, (ii) all of the SORs in the supplier’s entire supply chain for such 3TG mineral, (iii) whether such SORs have been validated as being in compliance with the Conflict-Free Smelter Program, (iv) whether the supplier has its own conflict minerals policy that requires its own direct suppliers to be conflict-free, and (v) whether the supplier uses the CMRT with its own suppliers to gather similar information.

We reviewed and evaluated the responses that we received from the At-Risk Suppliers for completeness and accuracy. We conducted necessary follow-up communications with At-Risk Suppliers when information provided by the At-Risk Suppliers appeared to be incomplete and when suppliers failed to respond within a reasonable period of time. We also provided feedback to At-Risk Suppliers and requested additional information when we identified gaps or inconsistencies in their responses.

Our RCOI inquiry regarding the origin or source of the 3TG minerals contained in the Products sold to the Company by its suppliers did not provide us with sufficient information to conclusively determine the country of origin of the 3TG minerals contained in the Products or whether such 3TG came from recycled or scrap sources. However, based on the information that has been obtained through the process summarized above, there was an indication that the countries of origin of some of the necessary 3TG minerals contained in the Products supplied to the Company may include Covered Countries.

A copy of Nine’s Conflict Minerals Position Statement and this Form SD can be found on our website at https://investor.nineenergyservice.com/. Information contained on or available through Nine’s website is not a part of, or incorporated into, this Form SD or any other report that Nine may file with or furnish to the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 12, 2026	NINE ENERGY SERVICE, INC.

	By:	/s/ Ann G. Fox
Ann G. Fox
President, Chief Executive Officer and Secretary

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